Turbine Truck Engines, Inc

1301 International Speedway Boulevard

Deland, FL 32724

Via Edgar

October 10, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, Washington, D.C. 20549

Re:	Turbine Truck Engines, Inc
Form SB-2, Post Effective Amendment No. 2; File No. 333-109118
Request for Withdraw of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Turbine Truck Engines, Inc., (the “Company”) hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to the withdrawal of its Post Effective Amendment No. 1 to Form SB-2 Registration Statement (“Post Effective Amendment”) which was filed on April 26, 2006.

The Post Effective Amendment has not been declared effective by the Commission and no offers or sales of the securities have been made pursuant to the Registration Statement.

The Company believes that withdrawal of the Post Effective Amendment is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

Please fax a copy of the order to the Company’s office to the attention of the CEO, Michael Rouse at 386-943-9910.

If you have any questions regarding this matter, please contact the undersigned at (386) 943-8358, or Melissa K. Rice, P.A., legal counsel to the Company at 941-954-1900.

Very truly yours,

/s/ Michael Rouse
Michael Rouse